SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                          ___________________________

                              AMENDMENT NO. 7 TO

                                SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                          ___________________________

                                  BIG B, INC.
                            (Name of Subject Company)

                                  BIG B, INC.
                       (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                           ___________________________

                                   088891106
                     (CUSIP Number of Class of Securities)
                            ___________________________

                               ANTHONY J. BRUNO
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                  BIG B, INC.
                             2600 MORGAN ROAD, S.E.
                              BESSEMER, AL 35023
                                 (205) 424-3421
               (Name, address and telephone number of person authorized
                     to receive notice and communications on behalf
                            of the person filing statement)
                             ___________________________

                                       COPIES TO:

             RICHARD COHN, ESQ.     AND    RANDALL H. DOUD, ESQ.
          SIROTE & PERMUTT, P.C.          SKADDEN, ARPS, SLATE,
         2222 ARLINGTON AVENUE SOUTH        MEAGHER & FLOM LLP
           BIRMINGHAM, AL 35205              919 THIRD AVENUE
               (205) 930-5130               NEW YORK, NY 10022
                                             (212) 735-3000


                    This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Big B, Inc., an Alabama corporation ("Big B"), filed with the Securities and Exchange Commission on September 23, 1996, with respect to the tender offer made by Revco D.S., Inc., a Delaware corporation ("Revco"), and RDS Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Revco ("RDS Acquisition"), to purchase all outstanding shares of Big B Common Stock at an original price of $15 per share since increased to $17.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 10, 1996, of Revco and RDS Acquisition and the related Letter of Transmittal of Revco and RDS Acquisition, in each case as amended or supplemented.

                    Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the
          Schedule 14D-9.

          ITEM 4.   THE SOLICITATION OR RECOMMENDATION
                    and
          ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE
                    SUBJECT COMPANY

                    On October 28, 1996, Big B and Revco announced that they had entered into a definitive Agreement and Plan of Merger on October 27, 1996 (the "Merger Agreement") which, subject to certain conditions, contemplates an acquisition of Big B by Revco at a cash price of $17.25 per share. Pursuant to the Merger Agreement, Revco has amended the Offer to increase the cash price per share from $15.00 to $17.25 (the "Revised Offer") and has agreed, subject to the terms and conditions of the Merger Agreement, that any shares not acquired by Revco pursuant to the Revised Offer will be converted into the right to receive $17.25 in cash per share in a subsequent merger (the "Merger").

                    The Big B Board has unanimously approved the Offer and the Merger and unanimously recommends that Big B's shareholders tender their shares pursuant to the Offer. Big B will file with the SEC and mail to its shareholders its formal recommendation concerning the Revised Offer at the same time Revco mails its supplemental tender offer materials concerning the Revised Offer.

                    A copy of the press release announcing the Merger Agreement is filed herewith as Exhibit 19 and is incorporated herein by reference.

          ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

                    The following Exhibit is filed herewith:

          Exhibit 19:    Text of Press Release issued by Big B,
                         Inc. and Revco D.S., Inc. on October 28,
                         1996.


                                  SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                      BIG B, INC.

                                      By: /s/ ARTHUR M. JONES, SR.
                                      Name:  Arthur M. Jones, Sr.
                                      Title: President and Chief
                                             Operating Officer

          Dated:    October 28, 1996


                                Exhibit Index

                                                               Page

          Exhibit 19:    Text of Press Release issued by
                         Big B, Inc. and Revco D.S., Inc.
                         on October 28, 1996.